T 604.682.3701 Suite 400, 455 Granville Street info@coralgold.com F604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

June 9, 2010	Trading Symbols: TSX Venture – CLH US;OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL HAS COMPLETED FOUR HOLES AT
ROBERTSON PROPERTY, CRESCENT VALLEY, NEVADA

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that four holes have been completed,  totaling 2,400 ft (732m) since the commencement of its 2010 drill program as previously announced in the June 4 news release.

The drill program at Triplet Gulch, of 12 RC holes is currently continuing on schedule.  Gold assay results will be available in the next 2-3 weeks.    The four holes that have been drilled are located on the edges of the potential Triplet Gulch resource.   Hole CR10-4, the latest hole completed, has significant oxidation extending to a depth of over 500 ft.  For a map of the Triplet Gulch area please click here

The drill program is under the direction of Bob McCusker, a qualified person as defined by NI 43 – 101, and will be completed during the last week of June with Au results expected by late July.

More results will be announced as soon as they are made available.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.